Exhibit 99.1

Yirendai Appoints Chief Operating Officer and Chief Technology Officer

BEIJING, June 13, 2016 – Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading online consumer finance marketplace in China, today announced the appointment of Mr. Yang Cao to the positions of chief operating officer and chief technology officer of the Company. In these roles, Mr. Cao will lead the Company’s technology, product and engineering divisions and oversee business operations including customer acquisition, business development and product marketing.

“We are thrilled to have Yang on board,” said Ms. Yihan Fang, chief executive officer of Yirendai. “Yang’s expertise and leadership will enable the robust growth of our business in the years to come.”

Mr. Yang Cao brings with him more than 19 years of experience in building, scaling and growing successful technology companies in both Silicon Valley and China. Prior to joining Yirendai, Mr. Cao was the general manager of Asia-Pacific operations at xAd, a leading mobile location advertising technology platform, where he led the efforts to start, build and grow xAd’s technology and business in the region.  Prior to that, Mr. Cao served as chief technology officer of Zhubajie Network, where he joined through the acquisition of Julu Mobile, a mobile technology company co-founded by Mr. Cao.  Mr. Cao also served as chief technology officer of WhitePages and held technology executive positions at TokBox and StarCite. Mr. Cao received Master of Science degree in Electrical Engineering from Stanford University and Bachelor of Science in Physics from Peking University.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading online consumer finance marketplace in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit yirendai.investorroom.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: matthewli@yirendai.com

Christensen

In China

Christian Arnell

Phone: +86 (0) 10-59001548

Email: carnell@christensenir.com

In U.S.

Linda Bergkamp

Phone: +1 (480) 614-3004
Email: lbergkamp@christensenir.com